UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 13, 2002

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated November 13, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: November 13, 2002	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Commonwealth Bank of Australia ABN 48 123 123 124 Corporate Communication GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

COMMONWEALTH BANK SENIOR MANAGEMENT CHANGES

Sydney, 13 November 2002: The CEO of the Commonwealth Bank, David Murray, said today that John Mulcahy, Group Executive, Investment and Insurance Services, was leaving the Bank to take up an appointment as Chief Executive Officer of Suncorp Metway.

Mr. Murray noted that John Mulcahy had been a long standing member of the Bank's Executive team, having held a number of important divisional roles. Mr. Murray said, "I wish John well in his new and important role within the financial services Industry. "

Effective immediately, Stuart Grimshaw, Group Executive, Financial and Risk Management, will be acting Group Executive, Investment and Insurance Services. This role will be in addition to Mr. Grimshaw' s current responsibilities. Before joining the Bank in January 2002, Mr. Grimshaw was Chief Executive Officer, Great Britain for the National Australia Bank.

Consideration is being given to executives, both inside and outside the Bank, for the role of Group Executive, Investment and Insurance Services.

(ENDS)

For futher information, please contact:

Bryan Fitzgerald
General Manager, Media
Commonwealth Bank of Australia
Telephone (02) 9378 2663